January 12, 2009

Mr. David Burton

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	Dover Glen, Inc. Form 10-K for the Year Ended December 31, 2007 Filed June 18, 2008 File No. 0-24836

Dear Mr. Burton:

On behalf of our client, PetroAlgae Inc. (formerly Dover Glen, Inc., the “Company”), we respond to the Staff’s comment letter, dated December 19, 2008, relating to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 0-24836), filed on June 18, 2008 (the “2007 Form 10-K”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

Form 10-K for the fiscal year ended December 31, 2007

Financial statements

1.	We note your disclosure on page 8 that you are a development stage company. Please tell us how your presentation in the financial statements complies with SFAS 7. In this regard, please note that the cumulative information required by SFAS 7 should be audited and the report of the independent registered public accounting firm should include an opinion on the cumulative period information. Please revise or advise.

Response:

The 2007 Form 10-K identified the Company as a development stage company on page 8 and page 14. This was a non-material error. According to paragraph 8 of the Statement of Financial Accounting Standards No. 7 (Accounting and Reporting by Development Stage Enterprises) (“SFAS 7”), “an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business.” According to paragraph 9 of SFAS 7, “a development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”

On both page 8 and page 14 of the 2007 Form 10-K, the Company discloses that it has no revenues and has no specific business plan or purpose.

As such, it was a non-material error to identify the Company in two places as a development stage company.

The Company will be filing its Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) by March 31, 2009, and it shall remove those two references in that filing.

Controls and Procedures, page 29

2.	We note your disclosure that the chief executive officer and chief financial officer “concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by it in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).” Revise future filings, including any amendments, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:

On page 29 of the 2007 Form 10-K, the chief executive officer and chief financial officer of the Company concluded that the Company’s disclosure controls and procedures were effective.

Future filings will further clarify, pursuant to the second sentence of Exchange Act Rule 13a-15(e), that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

3.	It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•

the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/fina1/2007/33-8809.pdf;

•

the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at December 31, 2007. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response:

Management had performed its assessment of internal control over financial reporting as of December 31, 2007 but had inadvertently omitted to include such report under Item 9A(T) (Controls and Procedures) of its 2007 Form 10-K.

The Company intends to amend its 2007 Form 10-K to include the report under Item 9A(T) of the amended 2007 Form 10-K. For ease of the Staff’s review, a draft of the proposed amendment is attached hereto as Exhibit A.

As management had performed its assessment of internal control over financial reporting as of December 31, 2007 and concluded that its internal controls were effective, the inadvertent omission of the report did not impact its conclusions regarding the effectiveness of its disclosure controls and procedures at December 31, 2007.

As reported by the Company in its Current Report on Form 8-K, filed with the Commission on December 22, 2008, there was a change of control in the registrant that occurred on December 16, 2008. In connection with this change of control, Michael Anthony (the sole director and officer of the Company) resigned as of December 16, 2008. The Company’s forthcoming 2008 Form 10-K (to be filed by March 31, 2009) shall include in its Principal Executive Officer and Principal Financial Officer certifications, under Item 601(b)(31) of Regulation S-K, the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Exhibit 31.1

4.	We note that the certifications filed as Exhibits 31.1 do not include all of the language required by Item 601(b)(31) of Regulation S-K. Please file an amendment to each of your Forms 10-Q with the certification(s) of each of your current principal executive and principal financial officer(s) in the form currently set forth in Item 601(b)(31) of Regulation S-K. In this regard, please specifically address the following:

•

Revise to include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.

•	Revise to replace all references to the “small business issuer” with a reference to the “registrant.”

Response:

As per the Staff’s comment 3 above, the Company was required to include in its 2007 Form 10-K a report of management on the Company’s internal control over financial reporting. Despite the inadvertent omission, the Company had completed its evaluation as of December 31, 2007 and intends to file an amendment to its 2007 Form 10-K to include the report therein.

Management of the Company is also required to evaluate, as of the end of each fiscal period, any change in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Each of the Company’s certifications filed as Exhibit 31.1 to the Company’s Form 10-Q for each fiscal period after December 31, 2007 disclosed by virtue of paragraphs 4(c) and 5 the Company’s evaluation that there had been, as of the end of each fiscal period, no material change in internal control and that there were no significant deficiencies, material weaknesses or fraud in the design or operation of internal control.

The Company will ensure that the certifications required by Item 601(b)(31) of Regulation S-K in its forthcoming 2008 Form 10-K will contain the language currently missing from the introduction to paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K, and all references to “small business issuer” will be replaced by “registrant.”

*    *    *    *    *

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this submission, please feel free to call me at (212) 880-6160 or by e-mail at draglan@torys.com.

Very truly yours,

/s/ Daniel P. Raglan Daniel P. Raglan

cc:	Kevin L. Vaughn
Martin James
(Securities and Exchange Commission)

David Szostak
(PetroAlgae Inc.)

Reed Clary
(PetroAlgae, LLC)

Andrew J. Beck
Julie Angell
(Torys LLP)

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 10-K/A

AMENDMENT NO. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0—24836

PETROALGAE INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0301060
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1901 S. Harbor City Boulevard, Suite 300 Melbourne, Florida	32901
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code—(321) 409-7500

Securities registered under Section 12 (b) of the Exchange Act: NONE

Securities registered under to Section 12 (g) of the Exchange Act:

Common Stock, No Par Value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.    ☒ Smaller Reporting Company.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    YES  ☐    NO  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.    Approximately $8,760,365 (6,844,035 shares at $1.28).

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PRECEDING FIVE YEARS:

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.    YES  ☐    NO  ☐

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. 104,274,189 as of December 22, 2008.

DOCUMENTS INCORPORATED BY REFERENCE: NONE

Transitional Small Business Disclosure Format (check one)    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Form 10K/A is being filed by PetroAlgae Inc. (the “Company”) to amend its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 18, 2008 (the “2007 Form 10-K”), to include under Item 9A(T) (Controls and Procedures) management’s annual report on internal controls over financial reporting.

ITEM 9A(T).	CONTROLS AND PROCEDURES

It is the responsibility of the chief executive officer and chief financial officer of the Company to establish and maintain a system for internal controls over financial reporting such that the Company properly reports and files all matters required to be disclosed by the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company’s system is designed so that information is retained by the Company and relayed to counsel as and when it becomes available. As of December 31, 2007, Michael Anthony was the Company’s sole officer and director, and the Company was a shell company with no or nominal business operations. As a result, Mr. Anthony immediately become aware of matters that would require disclosure under the Exchange Act. After conducting an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007, Mr. Anthony concluded that the Company’s disclosure controls and procedures were effective to (i) ensure that information required to be disclosed by it in its reports filed or submitted under the Exchange Act was recorded, processed summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”), and (ii) ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act was accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our internal controls over financial reporting identified in connection with the requisite evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January , 2009	PETROALGAE INC.

By:
	Name:	David Szostak
	Title:	President